811 Barton Springs Road

Suite 811

Austin, Texas 78704

(512) 236-9908

(512) 236-9904 (fax)

ozburn@slollp.com

September 22, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Genprex, Inc.
Amendments No. 2 and No. 3 to Registration Statement on Form S-1
Filed September 8, 2017 and September 15, 2017
File No. 333-219386

Dear Ms. Hayes:

Enclosed on behalf of our client, Genprex, Inc. (the “Company”), is Amendment No. 4 to Registration Statement on Form S-1 (“Amendment No. 4”). Amendment No. 4 updates the Company’s Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission (the “Commission”) on July 21, 2017 (the “Registration Statement”), as amended by Amendment No. 1 filed with the Commission on August 18, 2017, by Amendment No. 2 filed with the Commission on September 8, 2017 and Amendment No. 3 filed with the Commission on September 15, 2017 (“Amendment No. 3”). The copy of Amendment No. 4 that is enclosed with the paper copy of this letter is marked to show changes from Amendment No. 3.

Amendment No. 4 is being submitted in response to a comment received from the staff of the Commission (the “Staff”) by letter dated September 19, 2017 with respect to the Registration Statement (the “Comment Letter”) as well as to update the disclosure generally. The numbering of the paragraph below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

United States Securities and Exchange Commission

September 22, 2017

Staff Comments and Company Responses

General

1.	We note the revised disclosure on your cover page that you are offering a minimum of 2,083,334 shares and a maximum of 5,625,000 shares. These amounts conflict with your disclosure throughout that you are offering a minimum of 2,500,000 shares and a maximum of 4,500,000 shares. We also note your statements that you do not intend to close this offering unless you raise minimum gross proceeds of $12,500,000, and that the disclosure in your fee table and Escrow Deposition Agreement contemplate a maximum offering amount of $22,500,000. It appears that you are registering a minimum and maximum aggregate offering amount, rather than a minimum and maximum number of shares, which is not appropriate. Please revise your disclosure throughout the registration statement and your Subscription Agreement and Escrow Deposit Agreement, as necessary, to reflect a set minimum and maximum number of shares to be offered. Refer to Item 501(b)(2) of Regulation S-K and the definition of “amount” in Securities Act Rule 405 for guidance.

Response: In response to the Commission’s comment, the Company has revised the front and back cover pages of the preliminary prospectus included contained in Amendment No. 4, as well as pages 9, 47, 50, 54, 56 and 58 to reflect the change of the estimated initial public offering price from a range to a fixed price and to reflect the corresponding change of the minimum and maximum number of shares to be offered. The Company has made corresponding revisions to Exhibit 5.1 (Opinion of Streusand, Landon & Ozburn LLP), Exhibit 10.11 (Form of Amended and Restated Escrow Deposit Agreement) and Exhibit 10.19 (Form of Subscription Agreement).

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 4 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to me at (512) 236-9908.

Sincerely,

STREUSAND, LANDON & OZBURN, LLP

/s/ Christopher J. Ozburn

Christopher J. Ozburn

cc:	J. Rodney Varner, Genprex, Inc.
Philip Magri, Magri Law LLC